UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Appointment of New Chief Financial Officer

On October 23, 2025, the Board of Directors of Turbo Energy, S.A. (“Turbo” or the “Company”) approved the appointment of Lucia Tamarit as the Company’s new Chief Financial Officer, effective October 20, 2025. Ms. Tamarit has succeeded Alejandro Morangues, who stepped down from his position to pursue other career opportunities.

Ms. Tamarit holds a Licentiate degree in Business Administration and Management and a Professional Specialist Degree in Auditing from the Polytechnic University of Valencia. She also completed an Erasmus program at Ghent University in Belgium. Prior to joining Turbo, Ms. Tamarit served as Financial Manager at CSP Spain, a leading Spanish port operator, where she had been responsible for accounting, taxation, management control and reporting to the parent company’s international CFO. She previously worked for Ernst & Young in Madrid and Valencia, gaining extensive experience in auditing multinational companies and implementing ERP systems such as SAP.

Under the terms of her employment offer (“Employment Letter”), Ms. Tamarit will receive an annual base salary of €75,000, with eligibility for a performance-based annual bonus of up to 30% of her base salary, payable 50% in cash and 50% in Company stock or stock options, consistent with Turbo’s compensation policies. The Employment Letter is attached hereto as Exhibit 10.1 and incorporated by reference.

Issuance of Press Release

On October 27, 2025, the Company issued a press release announcing the above appointment, which is attached hereto as Exhibit 99.1.

Exhibit 99.1 to this Report on Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Exhibit Index

EXHIBIT NO.	DESCRIPTION
10.1	Employment Letter, effective October 20, 2025, between Turbo Energy, S.A. and Lucia Tamarit
99.1	Press Release titled “Turbo Energy Announces Appointment of Lucia Tamarit as Company’s New Chief Financial Officer,” dated October 27, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: October 30, 2025	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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